Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

cstrauss@fulbright.com direct dial: (713) 651-5535	telephone: (713) 651-5151 facsimile: (713) 651-5246

October 9, 2009

Via EDGAR

Mr. John P. Lucas

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Re:	Rex Energy Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed October 9, 2009
File No. 333-159802

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008
Filed October 9, 2009
File No. 001-33610

Dear Mr. Lucas:

Pursuant to a telephone conversation on September 16, 2009 between Fulbright & Jaworski, L.L.P. and the Securities and Exchange Commission, Rex Energy Corporation today has filed an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Amendment No. 2 to its Registration Statement on Form S-3 (File No. 333-159802). Please direct any additional comments or questions regarding these filings or this correspondence to Charles L. Strauss of this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:	Benjamin W. Hulburt, Rex Energy Corporation
Thomas C. Stabley, Rex Energy Corporation
Christopher K. Hulburt, Rex Energy Corporation

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